Filed by The Black & Decker Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation

(Commission File No. 1-1553)

LEADERSHIP TALKING POINTS — NOVEMBER 2009

November 3, 2009

The following points are being provided to aid you in helping discuss today’s news with employees. Please use these points along with the other communications we have provided you to address employee questions.

Key Points...

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Black & Decker and Stanley have agreed to merge in an all-stock transaction. The new company will be named Stanley Black & Decker, and will be 50.5% owned by Stanley shareholders and 49.5% owned by Black & Decker shareholders. This transaction creates a globally diversified industrial company with a broad array of products and services. The new company will begin with annual sales of approximately $8.4 billion.

•	Together, Black & Decker and Stanley will be better positioned to grow globally and provide greater value to our respective customers, shareholders and employees.

•	Black & Decker shareholders will receive a premium of approximately 22 percent for the stock they own.

•	This transaction is expected to close as soon as we receive the necessary regulatory and shareholder approvals. We anticipate this will be in the first half of 2010.

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When the transaction is complete, the combined company’s headquarters will be in New Britain, Connecticut and Towson will remain the Power Tools headquarters. Nolan Archibald will be Executive Chairman and John Lundgren will be President and CEO. Decisions regarding the other business unit locations and global HQ locations will be reviewed over the coming months and communicated when appropriate.

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I want to be clear that there will be no immediate changes until the transaction is completed. Our current pay and benefits remain in place. You should focus on your job responsibilities as before. An integration team will be comprised of leaders from both companies and will be active in planning for a smooth and seamless transition.

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Until the transaction is completed, both companies will continue to pursue their respective business activities as separate companies. During this time, there should be no contact with Stanley employees.

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We know this news may be unexpected, and our leaders appreciate that it will cause uncertainty. We will work to address that uncertainty as quickly as possible, but it will take some time. Decisions affecting people are the most difficult any management team must make and these will be made with careful consideration and any affected employees will be treated with respect.

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The merger will create a more competitive global company, with tremendous resources and growth potential. We expect that for the majority of employees, this merger will create excellent career opportunities that come with being part of a larger organization.

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We are committed to updating you on our progress as we move forward. As soon as more information is available it will be shared with employees. If you have questions, please ask your manager or HR representative.

•	Refer all shareholder and media inquiries to Roger Young at (410) 716-7549.

QUESTIONS & ANSWERS FOR USE BY BLACK & DECKER LEADERSHIP

1.	What roles will Black & Decker’s current management team play after the transaction is completed?

Nolan D. Archibald will become the Executive Chairman of the new company and will join the Board of Directors, and John F. Lundgren, Stanley’s current Chairman and Chief Executive Officer, will become the President and CEO of Stanley Black & Decker. We are in the process of identifying the key leaders for the combined company’s operating units.

2.	Who will run Black & Decker between now and when the merger is complete?

Black & Decker’s current leadership team will continue to run the company between now and completion of the merger. Employees should continue to report to their managers, do their jobs and serve our customers just as they did prior to the announcement.

3.	Will Black & Decker offer severance and/or outplacement assistance for employees whose jobs are negatively impacted by the consolidation?

Yes. Details will be provided to affected employees as appropriate.

4.	What process will be used to determine the organization of the combined company?

After the closing of the transaction operational decisions affecting employees and the organizational structure of the combined company will be made by the integration team. The integration team will be comprised of leaders from both companies. Those decisions will be based on careful consideration of what makes the most sense for the combined company, its customers and its shareholders.

5.	Should I start working with my counterparts at Stanley?

No. Until the transaction is completed, both companies will continue to pursue their respective business activities as separate, stand-alone companies.

6.	What should we be telling our customers?

You should assure our customers that we will continue to operate the business as before and will do everything we can to continue delivering on our commitments. Our customers will benefit from the combined company’s more comprehensive product and service offerings, world-class new product development process and a commitment to operational excellence. Furthermore, until the transaction closes, we will operate independently and, importantly, we expect a smooth transition as we combine the two companies.

7.	What does the merger mean for 2009 bonus/incentive plans?

For 2009, all bonus plan designs will remain unchanged. This includes participation eligibility, payout metrics, target levels and payment schedules.

Where You Can Find More Information

Black & Decker will file with the SEC in connection with the proposed Merger a proxy statement, which will also constitute a prospectus of Stanley. You are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

You will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Black & Decker will be available free of charge on the investor relations portion of the Black & Decker website at www.blackanddecker.com. In addition, documents filed with the SEC by Stanley will be available free of charge on the investor relations portion of the Stanley website at www.stanleyworks.com.

Black & Decker, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the Merger. The names of Black & Decker’s directors and executive officers and a description of their interests in Black & Decker is set forth in the Definitive Proxy Statement for Black & Decker’s 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009. Stanley, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Stanley in connection with the Merger. The names of Stanley’s directors and executive officers and a description of their interests in Stanley are set forth in the proxy statement for Stanley’s 2009 annual meeting of stockholders, which was filed with the SEC on March 20, 2009. You can obtain more detailed information regarding the direct and indirect interests of Black & Decker’s and Stanley’s directors and executive officers in the Merger by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.